UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Private Placement and Warrant agreement with Reference Shareholders and IFEM

On July 2, 2026, Wallbox N.V. (the “Company” or “Wallbox”) announced a private placement of its Class A ordinary shares, nominal value €2.40 per share (the “Class A Shares”), pursuant to which the Company agreed to issue and sell 4,916,023 Class A Shares, at $2.7216 per share, for aggregate gross proceeds of approximately €11.8 million (approximately $13.4 million) to certain existing investors (the “PIPE Transaction”). The share price was set at the higher of: (a) the price resulting from applying a 20% discount to the volume-weighted average price (VWAP) of the Class A Shares over the 15 trading days prior June 25, 2026; and (b) €2.40 per share, being the nominal value of the Class A Shares. The PIPE Transaction closed on June 30, 2026. Investors in the PIPE Transaction included Orilla Asset Management, S.L., AM Gestió, S.L. and Mingkiri S.L, each a current shareholders holding a seat on the Company’s Board of Directors, Enric Asunción, co-founder and CEO of the Company, who purchased through Kariega Ventures, S.L; existing investor Inversiones Financieras Perseo, S.L. (“Iberdrola”) and new investor, the Generalitat de Catalunya through Instruments Financers per a Empreses Innovadores, S.L. Unipersonal (“IFEM”). The Company has also agreed to file a registration statement for the resale of the Class A Shares issued in the PIPE Transaction, subject to additional terms as described in the Subscription Agreement executed by each investor.

The PIPE Transactions were previously disclosed by the Company in the Form 6-K filed on April 1, 2026 (the “April 6-K”) in which the transaction was defined as the “Capital Increase”, by which the Reference Shareholders (as defined in the April 6-K, and such definition shall apply to all references to such term herein) and IFEM committed to subscribe for new shares in the Capital Increase. The payment obligations under the PIPE Transaction have been satisfied by the Reference Shareholders by set-off against their outstanding obligations under the Bridge Loan (including the OID and capitalized PIK interest). IFEM has subscribed for its new Class A Shares commitment in cash. Accordingly, two forms of Subscription Agreement have been entered into (each a “Subscription Agreement”): each Reference Shareholder has entered into the form providing for payment by set-off, and IFEM has entered into the form providing for payment in cash. As a result of such set-off, the Bridge Loan has been fully repaid and discharged, with no further obligations outstanding thereunder.

The offer and sale of the Class A Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Class A Shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Subscription Agreements does not purport to complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, both forms, as previously mentioned, which are filed hereto as Exhibit 2.1 and Exhibit 2.2. and are incorporated herein by reference.

As also previously disclosed in the April 6-K, as a restructuring support fee, and in addition to the new Class A Shares, the Company agreed to issue warrants to the Reference Shareholder and IFEM equivalent to half of the Class A Shares issued to each of them in the PIPE Transaction. Therefore on June 26, 2026 the Reference Shareholders and IFEM entered into warrant agreements (the “Warrant Agreements”), pursuant to which the Company issued to the Reference Shareholders and IFEM (together with its assignees, the “Warrantholders”) and the Warrantholders subscribed for and acquired, an aggregate of 2,458,008 warrants exercisable for a period of 5 years from the date of such Warrant Agreement, for an equal number of the Company’s Class A Shares, at an exercise price of up to €2.40 per Class A Share. The Warrant Agreements also provide for a redemption right in favor of the Company when the reported trading price of the Company’s Class A Shares is at least $120.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

A copy of the Company’s press release in connection with the Transaction is included as Exhibit 99.1 hereto.

Private Placement and Warrant agreement with New Investor

On July 1, 2026, the Company consummated an additional private placement of its Class A Shares, with the same conditions as the PIPE Transaction (the “New PIPE Transaction”). Pursuant to its subscription agreement, the FOCUS ON NEXT FRONTIER, S.L.U. (“New Investor”), subscribed for 1,687,500 Class A Shares, at a price of $2.7216 per share, for aggregate gross proceeds of approximately €4 million (approximately $4.6 million). The share price was calculated using the same formula used in the PIPE Transaction based on more recent pricing reference dates (the higher of: (a) the price resulting from applying a 20% discount to the volume-weighted average price (VWAP) of the Class A Shares over the 15 trading days prior June 25, 2026; and (b) €2.40 per share, being the nominal value of the Class A Shares). The Company has also agreed to file a registration statement for the resale of the Class A Shares purchased by the New Investor, subject to additional terms as described in the Subscription Agreement that was signed by such investor.

The offer and sale of the Class A Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Class A Shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Subscription Agreements does not purport to complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, a form of which is filed hereto as Exhibit 2.3 and incorporated herein by reference.

In addition, and on the same terms and conditions as the Warrant Agreement entered into in connection with the PIPE Transaction, the New Investor has also been granted a warrant agreement (the “New Investor Warrant Agreement”), pursuant to which the Company issued to the New Investor (together with its assignees, the “New Investor Warrantholder”) and the New Investor Warrantholder subscribed for and acquired, an aggregate of 843,750 warrants exercisable for a period of 5 years from the date of such New Investor Warrant Agreement, for an equal number of the Company’s Class A Shares, at an exercise price of up to €2.40 per Class A Share. The New Investor Warrant Agreement also provides for a redemption right in favor of the Company when the reported trading price of the Company’s Class A Shares is at least $120.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

Restructuring update

As previously disclosed in the April 6-K and the Form 6-K filed on May 7, 2026 (the “May 6-K”), the Restructuring Plan received court approval and became binding on all affected financial and non-financial creditors of the Group. The applicable objection and appeal periods have now lapsed without any challenge having been filed, and the court approval is therefore final and non-appealable. The customary post-approval formalities and conditions for effectiveness under the Restructuring Plan have been completed and the closing of the restructuring took place on June 25, 2026.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of Wallbox’s planned restructuring, including the approval of the restructuring plan by the applicable Spanish court; the negotiation and execution of definitive agreements giving effect to the restructuring plan on the terms described herein; the expected completion of the capital increase; the anticipated repayment of the bridge loan by set-off against subscription obligations; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the restructuring.

The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the restructuring plan may not be approved by the Spanish court or become effective on the anticipated timeline or at all; that the terms of the restructuring may be modified in the course of finalizing definitive documentation; as well as Wallbox’s history of operating losses; its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Incorporation by Reference

The information included in this Report on Form 6-K (including Exhibit 2.1, Exhibit 2.2., Exhibit 2.3. and Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

2.1	Form of Subscription Agreement payment against set-off
2.2	Form of Subscription Agreement payment in cash
2.3.	Form of Subscription Agreement payment in cash New Investor
99.1	Wallbox N.V. Press Release dated July 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: July 2, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer